EXHIBIT 99.1

Fury Appoints Phillips Baker as an Independent Director

TORONTO, Jan. 26, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX: FURY | NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the appointment of Mr. Phillips S. Baker Jr. to its Board of Directors (“Board”) as an independent director, effective immediately.

Phillips S. Baker Jr. has nearly four decades of mining experience, most recently serving as Chief Executive Officer and director of Hecla Mining Company (Hecla) from 2003 until his retirement in 2024. At Hecla, Mr. Baker strengthened the company’s position as the largest silver producer in both the U.S. and Canada through a strategic portfolio of long-lived assets. Mr. Baker has also been a leader in gold mining with numerous operations around the world, including the Casa Berardi gold mine located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec.

Mr. Baker has also served as Chair of the Board for the United States’ National Mining Association from 2017 to 2020. He has held officer or director roles at numerous public companies since 1990. Mr. Baker is recognized in both Canada and the US with awards from CIM in 2023 and SME in 2017.

“On behalf of the Board of Directors, I am delighted to welcome Phil to Fury’s Board. Phil is widely respected across the mining industry and brings deep leadership experience from his work at Hecla, along with a strong track record in operational excellence, innovation, exploration success, safety culture, capital allocation, and stakeholder engagement,” commented Brian Christie, Chair of Fury Gold Mines. “His perspective will be invaluable as we advance Eau Claire and focus on building long-term value for our shareholders, employees, and the communities where we operate.”

“I’ve had a long association with Fury through my relationship with Dolly Varden, and I’m excited to be joining the Board,” commented Phillips Baker. “With my experience in building and operating producing companies, I believe Fury’s assets in the James Bay region are well positioned to advance toward production—either with a stand-alone mill or through custom milling—creating meaningful shareholder value. The Company is exceptionally well funded, supported by its strong cash position and Dolly Varden investment. I’m pleased to be joining a team that is poised to deliver significant value for all stakeholders.”

About Fury Gold Mines Limited
Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.3 million common share position in Dolly Varden Silver Corp (12.9% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future exploration and feasibility work will result in commercially viable mineral deposits.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.